UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel: +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 19, 2025, Procaps Group, S.A. (the “Company”) announced that an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) is to be held on Friday, March 7, 2025, at 7:00 p.m. (Luxembourg time).

The record date for the determination of shareholders entitled to vote at the Extraordinary Meeting is February 14, 2025. The Convening Notice to the Meeting and the Proxy Card for use in connection with the Extraordinary Meeting are attached hereto as Exhibit 99.1 and 99.2, respectively, and will be mailed to the Company’s shareholders.

The information contained in Exhibit 99.1 and Exhibit 99.2 are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall they be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Convening Notice for the Extraordinary General Meeting of Shareholders of Procaps Group, S.A.
99.2	Form of Proxy Card for the Extraordinary General Meeting of Shareholders of Procaps Group, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Melissa Angelini
Name:	Melissa Angelini
Title:	Interim Co-Chief Executive Officer

By:	/s/ Camilo Camacho
Name:	Camilo Camacho
Title:	Interim Co-Chief Executive Officer

Dated: February 19, 2025

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